Filed Pursuant to Rule 424(B)(3)
Registration No. 333-164313

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

SUPPLEMENT NO. 9 DATED MAY 2, 2012

TO THE PROSPECTUS DATED NOVEMBER 22, 2011

This document supplements, and should be read in conjunction with, our prospectus dated November 22, 2011 relating to our offering of 180 million shares of common stock, as supplemented by Supplement No. 8 dated April 27, 2012. Unless otherwise defined in this Supplement No. 9, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

•	the status of the offering;

•	the acquisition of The Village at Glynn Place;

•	information regarding our current leverage ratio; and

•	an update to our Investor Suitability Standards.

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our dividend reinvestment plan at $9.50 per share. As of April 27, 2012, we had raised aggregate gross offering proceeds of approximately $42.7 million from the sale of approximately 4.4 million shares in our initial public offering, including shares sold under our dividend reinvestment plan.

Property Acquisition

On April 27, 2012, we, through a joint venture formed between a group of institutional international investors advised by CBRE Investors Global Multi Manager (the “CBRE Global Investors”) and our wholly-owned subsidiary (the “Joint Venture”), purchased a shopping center containing 111,924 rentable square feet located on approximately 14.7 acres of land in Brunswick, Georgia (“The Village at Glynn Place”) for approximately $11.35 million, exclusive of closing costs. We hold an approximate 54% interest in the Joint Venture and the CBRE Global Investors hold the remaining approximate 46% interest. The Joint Venture funded the purchase price with proceeds of approximately $6.20 million drawn from our existing property-level credit facilities, proceeds of approximately $2.78 million from this offering and approximately $2.37 million provided by the CBRE Global Investors. The Village at Glynn Place was constructed in 1992. The Village at Glynn Place was purchased from CRP II – Glynn Place, LLC, a Delaware limited liability company that is not affiliated with us, the Advisor or the Sub-Advisor.

The Village at Glynn Place is approximately 96.7% leased to fourteen tenants. The largest tenant at The Village at Glynn Place is Publix, which occupies approximately 50.0% of the rentable square feet at the Village at Glynn Place. The current aggregate annual effective rent for the tenants of The Village at Glynn Place is approximately $1.01 million and the current weighted-average remaining lease term for the tenants is approximately 8.4 years. The current weighted-average effective rental rate over the lease term, which is calculated as the annualized effective rent divided by the leased rentable square feet, is $9.29 per square foot.

Based on the current condition of The Village at Glynn Place, we do not believe that it will be necessary to make significant renovations to The Village at Glynn Place. Our management believes that The Village at Glynn Place is adequately insured.

Use of Leverage

As of April 30, 2012, our leverage ratio, or the ratio of total debt, less cash and cash equivalents, to total purchase price of real estate assets, was approximately 40.9%.

Investor Suitability Standards

The New Mexico Regulation and Licensing Department, Securities Division has requested that we include the following special suitability standard in addition to the general suitability requirements included in this prospectus.

New Mexico

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In addition to our general suitability requirements, shares will only be sold to New Mexico residents who represent that they have a liquid net worth of at least 10 times the amount of their investment in our company.

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